

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 3, 2013

<u>Via E-mail</u>
Vincent Lok
Chief Financial Officer
Teekay Corporation
4th Floor, Belvedere Building, 69 Pitts Bay Road
Hamilton, HM 08, Bermuda

       Re: Teekay Corporation
       Form 20-F for Fiscal Year Ended December 31, 2011
       Filed on April 25, 2012
       Form 6-K Filed on February 26, 2013
       File No. 001-12874

Dear Mr. Lok:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Lyn Shenk

                Lyn Shenk
                Branch Chief